Treasure Global Inc

276 5th Avenue Suite 704 #739

New York, NY 10001

August 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott

Re: Treasure Global Inc Request for Acceleration

Registration Statement on Form S-1, as amended

File No. 333- 264364

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Treasure Global Inc, a Delaware corporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-264364), as amended (the “Registration Statement”), be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, August 10, 2022, or as soon thereafter as practicable. By separate letter, the representative of the underwriters of the issuance of the securities being registered join this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Jeffrey Wofford at (646) 876-0618.

Very truly yours,

By:	/s/ Chong Chan “Sam” Teo
Name: Chong Chan “Sam” Teo
Title: Chief Executive Officer

cc: Jeffrey Wofford, Carmel, Milazzo & Feil LLP